UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalorama Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1718 22nd Street NW
(No. and Street)

Washington	DC	20008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Avery 202-387-5920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaiser Scherer & Schlegel, PLLC
(Name – *if individual, state last, first, middle name*)

1410 Spring Hill Road, Suite 400	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Avery _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalorama Capital _____. as of 12/31 _____ 2018 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



My Commission Expires
November 30, 2023

_____
Notary Public

Elizabeth Avery
Signature

Managing Director
Title

DISTRICT OF COLUMBIA: ss
SUBSCRIBED AND SWORN TO BEFORE ME 2019
THIS 21 DAY OF Feb. 2019

NOTARY PUBLIC
My Commission Expires 11/30/2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

KAISER SCHERER & SCHLEGEL, PLLC

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Sole Member
of Kalorama Capital, LLC.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kalorama Capital, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kalorama Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kalorama Capital, LLC's management. Our responsibility is to express an opinion on Kalorama Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kalorama Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Kalorama Capital, LLC's financial statements. The supplemental information is the responsibility of Kalorama Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rasin Achen & Achlgel, PLLC

We have served as Kalorama Capital, LLC's auditor since December 4, 2017

McLean, VA
February 20, 2019


Kalorama Capital, LLC

Statement of Financial Condition

December 31, 2018


Assets

Cash and cash equivalents	$	18,877
Accrued revenue		10,000
Total assets	$	28,877

Liabilities and member's equity

Current liabilities		
Accrued expenses	$	300
Total current liabilities		300
Member's equity		28,577
Total liabilities and member's equity	$	28,877


See Notes to Financial Statements.


Kalorama Capital, LLC

Statement of Operations

Year Ended December 31, 2018

Revenue

Consulting income	$	151,714

Expenses

Commissions	30,125
Dues and subscriptions	583
Management fees	103,629
Regulatory dues and assessments	3,459
Accounting and professional services	12,998
Communications	3,392
Marketing, travel and conferences	467
Office supplies and expenses	3,554
Bank charges	117

Total expenses	158,324

Net loss	$	(6,610)

See Notes to Financial Statements.

Kalorama Capital, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2018

Balance at December 31, 2017	$	35,187
Net loss		(6,610)
Balance at December 31, 2018	$	28,577


Kalorama Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2018


Cash flows from operations

Consulting and commissions	$	136,714
Cash paid to suppliers	(	157,749)
Net cash used in operations		(21,035)
Net decrease in cash and cash equivalents		(21,035)
Cash and cash equivalents at beginning of year		39,912
Cash and cash equivalents at end of year	$	18,877

Reconciliation of net loss to net cash used in operations

Net loss	$	(6,610)
Adjustments to reconcile net loss to net cash uesd in operations:		
Increase in accrued revenue		(10,000)
Decrease in prepaid expenses		625
Decrease in accrued expenses		(50)
Decrease in deferred revenue		(5,000)
Net cash used in operations	$	(21,035)

Kalorama Capital, LLC

Notes to Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash and cash equivalents consisted of a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in preparation of the financial statements.

Note 2 – Income Taxes

The Company is organized as a single member Limited Liability Company and is, therefore, considered a disregarded entity for Federal and state income tax purposes. The sole member is taxed on the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

Note 3 – Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $18,577 which was $13,577 in excess of its required net capital of $5,000.

Note 4 – Subsequent Events

Management has evaluated events through February 20, 2019, the date on which the financial statements were available to be issued.

Kalorama Capital, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Year Ended December 31, 2018

Member's equity from statement of financial condition:	$	28,577
Deductions:		
Non-allowable asset: accrued revenue		(10,000)
Net capital	$	18,577
Minimum net capital requirement	$	5,000
Excess Capital	$	13,577

The following is a reconciliation of the preceding computation of net capital to the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018:

Net capital per unaudited Part II of Form X-17A-5	$	18,577
Adjustments to accounts after filing unaudited Form X-17A-5:		
(Increase) or decrease in non-allowable assets		(10,000)
Increase or (decrease) in equity		10,000
Net capital based on audited financial statements	$	18,577

See Report of Independent Registered Public Accountant.

KAISER SCHERER & SCHLEGEL, PLLC

Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Kalorama Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kalorama Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kalorama Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Kalorama Capital, LLC stated that Kalorama Capital, LLC met the identified exemption provisions throughout the most recent fiscal year, ended December 31, 2018, without exception. Kalorama Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kalorama Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaiser Scherer & Schlegel, PLLC

McLean, VA

February 20, 2019



KALORAMA CAPITAL

Member: FINRA and SIPC

1718 22ND Street NW

Washington, Dc 20008

EAVERY@KALORAMACAPITAL.COM

Tel: 202-387-5920   **Fax: 202-518-9016**

EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5 (d)(l) (i) (B)(2)

I hereby state to the best of my knowledge and belief, that Kalorama Capital, LLC, is exempt from the reserve requirements of Rule 15 c3-3 by virtue of the exemption provided by Rule 15c3-3(k)(2)(i), and that the firm met the provisions thereof throughout its most recent fiscal year, 2018, without exception.

Elizabeth Avery

Elizabeth Avery

Managing Director

Dated: Jan 10, 2019